SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

MicroFinancial Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595072 1 09
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09	13G	Page 2 of 5 Pages

1.   NAME OF  REPORTING  PERSONS

Richard F. Latour

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)  ☐ (b)  ☐
Not Applicable.

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America.

NUMBER OF	5.	SOLE VOTING POWER

SHARES		715,987

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		None

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		715,987

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,987

10.  CHECK IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES [-] (SEE INSTRUCTIONS)

Not Applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 4.95% (1)

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)  Based on 14,257,324 shares of MicroFinancial Incorporated's Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q filed on November 14, 2011.

CUSIP No. 595072 1 09	13G	Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

MicroFinancial Incorporated
Item 1(b).  Address of Issuer's Principal Executive Offices:

16 New England Executive Park, Suite 300, Burlington, MA  01803

Item 2(a).  Name of Person Filing:

Richard F. Latour

Item 2(b).  Address of Principal Business Office, or if None, Residence:

16 New England Executive Park, Suite 300, Burlington, MA  01803

Item 2(c).  Citizenship:

United States of America
Item 2(d).  Title of Class of Securities:

Common Stock
Item 2(e).  CUSIP Number:

595072 1 09

Item 3.              If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 595072 1 09	13G	Page 4 of 5 Pages

Item 4.              Ownership.

(a)  Amount beneficially owned:    715,987

Of such 715,987 shares of Common Stock, as of December 31, 2011, the reporting person was the direct beneficial owner of (i) 491,263 shares of Common Stock; (ii) 3,219 shares of Common Stock underlying restricted stock units that were scheduled to vest within 60 days of such date; and (iii) 221,505 shares of Common Stock  issuable upon the exercise of options which have vested or shall have vested within 60 days of such date.

(b)  Percent of class:    Approximately 4.95%

(c)  Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:     715,987

(ii)  Shared power to vote or to direct the vote:    None

(iii) Sole power to dispose or to direct the disposition of:   715,987

(iv)  Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of mre than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

CUSIP No. 595072 1 09	13G	Page 5 of 5 Pages

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.
February 10, 2012
(Date)

/s/ Richard F. Latour
(Signature)

Richard F. Latour
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).